Subject to Completion Preliminary Term Sheet dated October 20, 2016
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202354
(To Prospectus dated May 1, 2015, Prospectus Supplement dated  October 17, 2016 and Product Supplement COMM ARN-1 dated  March 4, 2016)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2016 October , 2016 December , 2017
*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Accelerated Return Notes® Linked to the Bloomberg
Precious Metals SubindexSM
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Maturity of approximately 14 months
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3-to-1 upside exposure to increases in the Index, subject to a capped return of [14% to 18%]
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1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk
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All payments occur at maturity and are subject to the credit risk of Bank of America Corporation
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No periodic interest payments
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In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
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Limited secondary market liquidity, with no exchange listing

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement COMM ARN-1.
The initial estimated value of the notes as of the pricing date is expected to be between $9.50 and $9.76 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
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	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$
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For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
Merrill Lynch & Co.
October     , 2016

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Summary
The Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December     , 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Bloomberg Precious Metals SubindexSM (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.
Terms of the Notes		Redemption Amount Determination
Issuer:	Bank of America Corporation (“BAC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	Bloomberg Precious Metals SubindexSM (Bloomberg symbol: “BCOMPR”), an excess return index.
Starting Value:	The closing level of the Market Measure on the pricing date, subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement COMM ARN-1.
Ending Value:
The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement COMM ARN-1.

Participation Rate:	300%
Capped Value:	[$11.40 to $11.80] per unit, which represents a return of [14% to 18%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

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Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
The terms and risks of the notes are contained in this term sheet and in the following:
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Product supplement COMM ARN-1 dated March 4, 2016 :
http://www.sec.gov/Archives/edgar/data/70858/000119312516493336/d155472d424b5.htm">https://www.sec.gov/Archives/edgar/data/70858/000119312516493336/d155472d424b5.htm

■
Series L MTN prospectus supplement dated October 17, 2016 and prospectus dated May 1, 2015:
http://www.sec.gov/Archives/edgar/data/70858/000119312516739873/d266214d424b3.htm">https://www.sec.gov/Archives/edgar/data/70858/000119312516739873/d266214d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM ARN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. Please note that references in the above product supplement to the prospectus supplement dated January 20, 2016 shall be deemed to reference the prospectus supplement dated October 17, 2016.
Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
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You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.
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You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.
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You accept that the return on the notes will be capped.
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You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
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You are willing to forgo the rights and benefits of owning the commodities or futures contracts represented by or included in the Index.
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You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.
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You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

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You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
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You seek principal repayment or preservation of capital.
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You seek an uncapped return on your investment.
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You seek interest payments or other current income on your investment.
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You want to receive the rights and benefits of owning the commodities or futures contracts represented by or included in the Index.
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You seek an investment for which there will be a liquid secondary market.
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You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

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Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Hypothetical Payout Profile and Examples of Payments at Maturity
The below graph is based on hypothetical numbers and values.
Accelerated Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.60 per unit (the midpoint of the Capped Value range of [$11.40] to [$11.80]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a Capped Value of $11.60 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Market Measure, see “The Index” section below.  In addition, all payments on the notes are subject to issuer credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$11.60(2)	16.00%
120.00	20.00%	$11.60	16.00%
130.00	30.00%	$11.60	16.00%
140.00	40.00%	$11.60	16.00%
150.00	50.00%	$11.60	16.00%
160.00	60.00%	$11.60	16.00%
(1)                The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not    represent a likely actual Starting Value for the Market Measure.
(2)                The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

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Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit
Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 102.00
= $10.60 Redemption Amount per unit
Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.60 per unit
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Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement COMM ARN-1, page S-5 of the Series L MTN prospectus supplement, and page 9 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
■	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
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Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

■	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.
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The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

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The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

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The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

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A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

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Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in the components of the Index and related futures contracts) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

■	Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts represented by or included in the Index.
■	Suspensions or disruptions of market trading in the applicable commodities and related futures contracts may adversely affect the value of the notes.
■	Changes in exchange methodology may adversely affect the value of the notes prior to maturity.
■	Legal and regulatory changes could adversely affect the return on and value of your notes.
■	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
■	Changes in the composition and valuation of the Index may adversely affect the value of the notes.
■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.
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The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-27 of product supplement COMM ARN-1.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Additional Risk Factors
There is no assurance that the methodology of the Index will result in the Index accurately reflecting the market performance of futures contracts for precious metals.
The methodology and criteria used to determine the composition of the Index, the weights of the Index Components (as defined below), and the calculation of the level of the Index are designed to enable the Index to serve as a measure of the performance of the precious metals market.  It is possible that the methodology and criteria of the Index will not accurately reflect the performance of these commodities and that the trading of, or investments in, products based on or related to the Index, such as the notes, will not correlate with that performance.
The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.
The Index is composed of exchange-traded futures contracts (the “Index Components”) on the physical precious metal commodities (the “Index Commodities”), which currently include gold and silver and may include platinum in the future. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.
The notes are linked to the Index and not to the spot prices of the Index Commodities. An investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.
Future prices of the Index Components that are different from their current prices may have a negative effect on the level of the Index, and therefore the value of the notes.
Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities.  To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. For example, a futures contract purchased and held in August may specify an October expiration date.  As time passes, the contract expiring in October may be replaced by a contract for delivery in December.  This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield,” and the change in price that contracts experience while they are components of the Index is sometimes referred to as “spot return.”
If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is (putting aside other considerations) trading in “backwardation.”  In the example above, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract.  In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract.  However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.”  This would occur, for example, if the purchase of the December contract took place at a price that is higher than the sale price of the October contract.  In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.
There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. It is possible, when near-term or spot prices of the underlying commodities are decreasing, for the level of the Index to decrease significantly over time even when some or all of the constituent commodities are experiencing backwardation. If all other factors remain constant, the presence of contango in the market for an Index Component could generally result in negative roll yield, even when the near-term or spot prices of the underlying commodities are stable or increasing, which could decrease the level of the Index and the market value of the notes.
The notes include the risk of concentrated positions in the precious metals sector.
The Index Commodities underlying the Index Components are concentrated in a single sector, precious metals, and in particular, gold and silver (although platinum may be included in the Index in the future). An investment in the notes may therefore carry risks similar to a concentrated investment in the precious metals sector. Accordingly, a decline in the value of these commodities would adversely affect the level of the Index. By investing in the notes, you will not benefit from the diversification which could result from an investment linked to commodities in multiple sectors.
There are risks associated with investing in notes linked to the value of precious metals, including high volatility in the prices of the Index Commodities and Index Components.
The prices of precious metals, and futures contracts for precious metals, including those of the Index Commodities and Index Components, are subject to volatile price movements over short periods of time and are affected by numerous factors. These include
Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of most precious metals are generally quoted), interest rates and precious metal borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Precious metal prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of these metals by the official sector, including central banks and other governmental agencies and multilateral institutions which hold these metals, levels of production, technological changes, and production costs, and short-term changes in supply and demand because of trading activities in the applicable markets. It is not possible to predict the aggregate effect of all or any combination of these factors.
Risks associated with the Index may adversely affect the market price of the notes.
The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Bloomberg Finance L.P. (collectively with its affiliates, “Bloomberg”) and UBS Securities LLC (collectively with its affiliates, “UBS”) may not discover every discrepancy, and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.
The notes are linked to the Bloomberg Precious Metals SubindexSM (Bloomberg symbol “BCOMPR”), an excess return index, not the Bloomberg Precious Metals Total Return SubindexSM (Bloomberg symbol “BCOMPRTR”).
The notes are linked to the Bloomberg Precious Metals SubindexSM (Bloomberg symbol “BCOMPR”), an excess return index, which we refer to in this term sheet as the “Index.” The Index reflects both price movements as well as roll yields. By comparison, the Bloomberg Precious Metals Total Return SubindexSM includes commodity price movements, a roll-return component, and a U.S. Treasury-bill return component to measure a fully collateralized commodity futures investment. Because the notes are linked to the Index and not the Bloomberg Precious Metals Total Return SubindexSM, the Redemption Amount will not reflect the total return feature.
Trading and other transactions by UBS Securities LLC in the futures contracts comprising the Index and the underlying commodities may adversely affect the level of the Index.
UBS may actively trade the Index Commodities, or futures contracts or options on the Index Commodities, on a regular basis as part of its general business for proprietary accounts, for other accounts under management, to facilitate transactions for customers or to hedge obligations under products linked to the Index, related indices or any index components. UBS may also issue or underwrite securities or financial or derivative instruments with returns linked to or related to the performance of the Index, any related indices or any index components. These activities may adversely affect the market value of the Index Components and the level of the Index. UBS may receive substantial returns from these activities while the market value of the Index components and the level of the Index decrease. UBS has no obligation to consider your interests.
The Index may in the future include contracts that are not currently included in the Index or contracts that are not traded on regulated futures exchanges.
The Index is currently comprised of futures contracts on two precious metals-related physical commodities, gold and silver. Although futures contracts on platinum are currently not included in the Index because of the current weighting of platinum not being sufficient for inclusion, platinum is still an Index Commodity and futures contracts on platinum may be included in the Index in the future.
In addition, the Index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the U.S. as “designated contract markets”). At present, the Index is comprised exclusively of regulated futures contracts. However, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts and the manner in which prices and volumes are reported by the relevant trading facilities may not be subject to the provisions of and the protections afforded by the U.S. Commodity Exchange Act or other applicable statutes and related regulations that govern trading on regulated U.S. futures exchanges or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the Index may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.
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The Index
All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Bloomberg. Bloomberg has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Merrill Lynch discontinuing publication of the Index are discussed in the section entitled “Description of ARNs—Discontinuance of a Market Measure” beginning on page PS-21 of product supplement COMM ARN-1.  None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.
The Bloomberg Commodity IndexSM (the “BCOM”) is based on hypothetical investments in the basket of commodities included in the BCOM, which are selected by using the four main principles of economic significance, diversification, continuity, and liquidity.  BCOM uses both liquidity data and U.S.-dollar-weighted production data in determining the relative quantities of the included commodities.  The Index is a sub-index of the BCOM, and is designed to measure the performance of an investment in the precious metals-related commodity market over time.  The commodities that are eligible for inclusion in the BCOM are assigned to “Commodity Groups.” The Precious Metals Commodity Group consists of gold, silver and platinum. However, the Index is currently comprised of futures contracts on only two precious metals-related physical commodities: gold and silver.
The Index is calculated using the same methodology as BCOM but with reference only to the contracts included in the Index and to their respective weightings within the Index, and the determination of these weights is discussed below.  The calculation of the weightings for gold and silver is ultimately adjusted to reflect only the Commodity Liquidity Percentages (“CLPs”), as discussed further below.  Platinum is not currently included in the Index for 2016 because its Commodity Index Percentage (the “CIP”) (described further below) is less than 0.4%. However, platinum may be included in the future.
Designated Contracts for the Index Commodities
Bloomberg tracks designated contracts for the various commodities that make up the BCOM. The BCOM measures what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which is the sixth through tenth Index Business Days (as defined below) of each month, the calculation of the BCOM is gradually shifted from the use of the nearby dated futures contracts included in the BCOM to longer-dated futures contracts (at a rate of 20% per Index Business Day during the roll period). This methodology applies to the Index as well.
The methodology for determining the composition and weighting of the BCOM and for calculating its level is subject to modification by a committee appointed to monitor and amend the procedures related to the BCOM (the “Index Oversight Committee”) at any time.
An “Index Business Day” means a day on which the sum of the CIPs for the BCOM index commodities that are open for trading is greater than 50%.
A futures contract (a “Designated Contract”) is selected by Bloomberg as the reference contract for the index commodities. Bloomberg has historically selected for each index commodity one Designated Contract that is traded in North America and denominated in U.S. dollars. It is possible that Bloomberg will in the future select more than one Designated Contract for additional commodities, or may select Designated Contracts that are traded outside of the United States or in currencies other than the U.S. Dollar. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. In this case, the Designated Contract for the Index Commodities of gold and silver is the Commodities Exchange division of the New York Mercantile Exchange (the “COMEX”) and for platinum is the New York Mercantile Exchange (the “NYMEX”).
BCOM Index Commodities	Designated Contracts and Price Quotes	Exchanges	Units
Gold	Gold $/troy oz.	COMEX	100 troy oz.
Silver	Silver cents/troy oz.	COMEX	5,000 troy oz.
Platinum	Platinum $/troy oz.	NYMEX	50 troy oz.
Index Commodities Contract Calendar
The table below lists the Designated Contract months that are to be used to determine the lead future and next future for the Index Commodities for this calculation. “Lead future” means the futures contract month designated in the table below under the current month for each Designated Contract. “Next future” means the futures contract month designated in the table below set forth in the column next to the current month.
Commodity	Jan	Feb	March	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Gold	Feb	Apr	Apr	Jun	Jun	Aug	Aug	Dec	Dec	Dec	Dec	Feb
Silver	Mar	Mar	May	May	Jul	Jul	Sep	Sep	Dec	Dec	Dec	Mar
Platinum	Apr	Apr	Apr	Jul	Jul	Jul	Oct	Oct	Oct	Jan	Jan	Jan
Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Bloomberg Precious Metals SubIndexSM Individual Commodity Constituent Weightings
As of August 31, 2016, as a sector, the Index Commodities comprise 16.67% of the sectors included in the BCOM (11.80% gold, 4.87% silver), which also includes the sectors energy, agriculture, industrial metals, and livestock.
In the Index, the 2016 actual weightings of the Index Commodities as of August 31, 2016 are as follows:
Commodity Group:	Index Commodities:	Weightings:
Precious Metals(1)	Gold	70.79%
	Silver	29.21%
                       (1) Note that Platinum is not included in the BCOM for 2016 because its CIP is less than 0.4%.
Bloomberg Commodity Index Family
The BCOM was created by AIG International Inc. in 1998 and acquired by UBS Securities LLC (collectively with its affiliates, “UBS”) in May 2009, at which time UBS and Dow Jones & Company, Inc. (“Dow Jones”) entered into an agreement (the “Joint Marketing Agreement”) to jointly market the index. The Joint Marketing Agreement with Dow Jones was terminated in 2014 as UBS entered into a Commodity Index License Agreement (the “CILA”) with Bloomberg. Under the CILA, Bloomberg, on behalf of UBS, calculates the BCOM and its varieties (collectively, the “Bloomberg Commodity Index Family”). The Bloomberg Commodity Index Family includes, among other indices, indices on an excess return and total return basis.
The indices were rebranded from the “Dow Jones-UBS Commodity Index Family” to the “Bloomberg Commodity Index Family” on July 1, 2014, and their tickers were changed from “DJUBS” tickers to “BCOM” tickers. Both sets of tickers were available until July 31, 2014, and the DJUBS tickers were discontinued thereafter. Bloomberg now serve as the index administrator, and is responsible for the methodology, calculation, distribution and licensing of the indices.
General
The BCOM is designed to provide a liquid and diversified benchmark for commodities investments. The BCOM was established on July 14, 1998. The BCOM is currently composed exclusively of regulated futures contracts. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 24 commodities that are eligible for inclusion in the BCOM (the “BCOM Index Commodities”) are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, ULS diesel, unleaded gasoline, wheat and zinc. The 20 BCOM Index Commodities currently included in the BCOM are as follows: aluminum, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, lean hogs, live cattle, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, ULS diesel, unleaded gasoline, wheat (Chicago and KC HRW), and zinc. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (the “LME”) and the contract for Brent crude oil, each of the BCOM Index Commodities is the subject of at least one futures contract that trades on a U.S. exchange.
Index Oversight and Advisory Committees
Bloomberg established an internal Index Oversight Committee to comply with the “19 Principles for Financial Benchmarks” as published by the International Organization of Securities Commissions. The committee consists of senior representatives from various Bloomberg business units. The purpose of the Index Oversight Committee is to discuss and review all aspects of the benchmark process. Additionally, an external advisory committee appointed by the Index Oversight Committee (the “Index Advisory Committee”) will convene to provide Bloomberg with guidance and feedback from the investment community on index products and processes. The Index Advisory Committee will help set index priorities and discuss potential rules changes.
Annual Reweighting and Rebalancing of the BCOM
The composition of the BCOM and the Bloomberg Commodity Index Family is rebalanced by Bloomberg each year under the procedures set forth in its methodology under the supervision of the Index Oversight Committee. The composition is approved by the Index Oversight Committee in consultation with the Index Advisory Committee. Once approved by the Index Oversight Committee, the new composition is publicly announced, and takes effect in January immediately following the announcement. The weightings will be determined by the Index Oversight Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the BCOM. Bloomberg will calculate the CIPs for each year in the third or fourth quarter of the previous year under the supervision of the Index Oversight Committee. The results will be publicly announced as promptly as practicable, and takes effect in January of the effective year.
For each commodity designated for potential inclusion in the BCOM, liquidity is measured by the CLP and production is measured by the Commodity Production Percentage (“CPP”). The CLP for each Designated Contract is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of that Designated Contract, and dividing the result by the sum of such products for all futures contracts selected as a reference contract for a commodity designated for potential inclusion in the BCOM. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the applicable Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the BCOM.
Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
The following table outlines the sources from which the production data for each Index Commodity are derived.
Commodity	Source	Table
Gold	MYDI(1)	World Mine Production
Silver	MYDI	World Mine Production
Platinum	MYDI	Platinum—Group Metals, World Production
(1) U.S. Geological Survey Minerals Yearbook 2012, U.S. Department of the Interior.
The CLP and CPP are then combined (using a ratio of 2:1) to establish the CIP for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the BCOM and their respective percentage weights.
To ensure that no single commodity or commodity sector dominates the BCOM, the following diversification rules are applied to the annual reweighting and rebalancing of the BCOM as of January of the applicable year:
●	No single commodity may constitute more than 15% of the BCOM;
●	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the BCOM;
●	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the BCOM; and
●	No single commodity (e.g., natural gas or silver) may constitute less than 2% of the BCOM.
The last rule above helps to increase the diversification of the BCOM by giving even the smallest commodity within the basket a reasonably significant weight. Commodities with small weights initially may have their weights increased to higher than 2%. Any commodities with CIPs under 0.4% are eliminated. In addition to the above rules, the BCOM is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.
According to the index methodology, because reliance on production data for gold and silver understates the relative economic significance of these commodities, the CIPs for gold and silver are further adjusted to reflect only the CLPs. The adjustment is made by setting the Interim Commodity Index Percentage (“ICIP”) for gold and silver to equal their CLPs. Next, the difference of the ICIP and the CLP for gold and silver is taken and the sum of these differences is taken. Finally this difference is equally allocated by adjusting all the other ICIPs except for those affected by the 0.4% cut-off, the 25% sector, the 15% commodity, or 33% group maximums discussed above.
On the fourth Index Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the Designated Contracts for that day to create the Commodity Index Multiplier for each Designated Contract. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each Designated Contract will float throughout the year until the CIMs are reset the following year based on new CIPs.
Computation of the Bloomberg Commodity IndexSM
Bloomberg calculates the BCOM by applying the impact of the changes to the prices of the Designated Contracts (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the BCOM is a mathematical process in which the CIMs for the BCOM Index Commodities are multiplied by the respective prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the BCOM to calculate the current level.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through October 18, 2016.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 18, 2016, the closing level of the Index was 175.3938.
Historical Performance of the Index

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This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the Index.
License Agreement
We have entered into a non-exclusive license agreement licensing to us and to certain of our affiliated companies, in exchange for a fee, the right to use the Bloomberg Commodity Index Family, which is owned and published by Bloomberg, in connection with certain products, including the notes.
The license agreement provides that the following language must be set forth in this term sheet:
“Bloomberg®”, “Bloomberg Commodity IndexSM” and “Bloomberg Precious Metals SubindexSM" are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by us.
The notes are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Bloomberg in conjunction with UBS Securities without regard to BAC or the notes. Bloomberg and UBS Securities have no obligation to take the needs of BAC or the owners of the notes into consideration in determining, composing or calculating the Index. None of Bloomberg, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Licensee, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Bloomberg Commodity IndexSM and the Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the level of the Index and the notes.
This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of
Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this term sheet regarding the Bloomberg Commodity IndexSM and the Index components has been derived solely from publicly available documents. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM or Index components in connection with the notes. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM or Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.
NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO AND NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BAC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA RELATED THERETO. NONE OF BLOOMBERG, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS (INCLUDING UBS), AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE NOTES OR THE INDEX OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG BLOOMBERG, UBS SECURITIES AND BAC, OTHER THAN UBS AG.
Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
Supplement to the Plan of Distribution; Conflicts of Interest
Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.
MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
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the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

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a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

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a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).
Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may
Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the Bloomberg Precious Metals SubindexSM, due December , 2017
choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-16 of product supplement COMM ARN-1.
Summary Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
■	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
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You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Index.

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Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 99 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-27 of product supplement COMM ARN-1.
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.
Market-Linked Investments Classification
MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.
Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.
“Accelerated Return Notes®” and “ARNs®” are our registered service marks.
Accelerated Return Notes®	TS-15